WELSH PROPERTY TRUST, INC.
4350 Baker Road, Suite 400
Minnetonka, MN 55343
July 1, 2010
Via EDGAR and Facsimile 202-772-9209
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Philip L. Rothenberg Division of Corporation Finance

Re:	Welsh Property Trust, Inc. Registration Statement on Form S-11 File No. 333-165174 Request for Withdrawal of Registration Statement
Ladies and Gentlemen:
     On behalf of the undersigned, Welsh Property Trust, Inc. (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, that the Registration Statement on Form S-11, including all exhibits thereto (File No. 333-165174), as originally filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2010, and most recently amended on June 30, 2010 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.
     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.
     We would appreciate if you would please provide Alec Sherod of Briggs and Morgan, P.A. a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (612) 977-8650.
     If you have any questions regarding the foregoing, please call Alec C. Sherod at (612) 977-8727. Thank you in advance for your assistance.

Very truly yours, Welsh Property Trust, Inc.
By	/s/ Anne Olson
Anne Olson
Secretary